UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                 FORM 12b-25

                         NOTIFICATION OF LATE FILING

                       Commission File Number:1-13611

(Check One):  [X] Form 10-K and Form 10-KSB   [ ] Form 10-Q and Form 10-QSB
              [ ] Form 20-F   [ ] Form 11-K   [ ] Form N-SAR

                  For Fiscal Year Ended: December 31, 2001

[ ] Transition Report on Form 10-K   [ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K   [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

                      For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

                             SoftLock.com, Inc.
                             ------------------
                           Full Name of Registrant


                          -------------------------
                          Former Name if Applicable

                          c/o Stewart Grossman, Esq.
                             Looney & Grossman,
                                101 Arch St.
                          --------------------------
          Address of Principal Executive Office (Street and Number)

                              Boston, MA 02110
                              ----------------
                          City, State and Zip Code


PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K and Form 10-KSB, 11-K, 20-F, 10-Q and Form 10-QSB, N-SAR, or other transition report or portion thereof, could not be filed within the prescribed period.

Registrant is unable to file a Form 10-KSB for the fiscal year ended December 31, 2001 by such form's due date without unreasonable effort or expense due to the fact that the Registrant no longer has any employees and has ceased operations.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

               Stewart Grossman       617            951-2800
               ----------------       ---            --------
                   (Name)         (Area Code)   (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), been filed. If answer is no, identify report(s).

                             [X] YES      [ ] NO

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof?

                             [X] YES      [ ] NO

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

It is anticipated that the Report on Form 10-KSB for the fiscal year ended December 31, 2001 will report a loss due to the Registrant's cessation of business operations on May 1, 2001. It is not possible to quantify the amount of the loss at this time.

                             SoftLock.com, Inc.
                             ------------------
                (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 31, 2002                   By:    /s/ Jonathan Schull
                                              -----------------------------
                                       Name:  Jonathan Schull
                                       Title: President